EXHIBIT 4.1

SUMMARY OF EMPLOYMENT ARRANGEMENTS

BETWEEN BAYER AKTIENGESELLSCHAFT

AND WERNER WENNING

Term:	W. Wenning was appointed Chairman of the Board of Management of the Company by the Supervisory Board effective April 27, 2002. The term will expire on January 31, 2007.

Compensation: The aggregate remuneration of W. Wenning for 2003 is comprised of the following elements:

Base salary: EUR 713,877. W. Wenning also received remuneration in kind totaling EUR 30,319 and consisting mainly of amounts such as the value assigned to the use of a company car for taxation purposes.

Fixed supplement: EUR 111,773

Variable bonus: EUR 771,399 (determined by attainment of the group gross cash flow target)

Stock option rights: W. Wenning received a total of 10,950 option rights on the basis of his own investments. The options from this tranche had an intrinsic value of EUR 64,167 at the closing date (if they could have been exercised).

Retirement: The Company will pay W. Wenning a monthly pension equal to 80 percent of the last monthly base salary and fixed supplement received while in service. These amounts are in addition to any amounts received as a result of his participation in Bayer’s Employee Pension Plan (See Item 6). He will be entitled to receive the pension upon completion of 30 years of services with the Bayer group or 8 years of membership in the Executive Board of the Company.